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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. *)

                               KYTO BIOPHARMA INC.
                                (Name of Issuer)


                          COMMON STOCK $.0001 PAR VALUE
                         (Title of Class of Securities)


                                    501572101
                                 (CUSIP Number)


               JEAN-LUC BERGER, 41A AVENUE ROAD TORONTO ON M5R 2G3
                                 (416-955-0162)
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices & Communications)


                                 AUGUST 2, 2004
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.


                               (Page 1 of 4 Pages)


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CUSIP No. 501572101                                                  Page 2 of 4

     1) Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons
                                    JEAN-LUC BERGER  S.S./IRS NO. NOT APPLICABLE
          ----------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          A)

          B)

     3)   SEC Use Only

     4)   Source of Funds
                                                                 OO (SEE ITEM 3)
          ----------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)

     6)   Citizenship or Place of Organization
                                                                        CANADIAN
          ----------------------------------------------------------------------

                  Number of         (7)  Sole Voting Power               527,025
                  Shares Bene-                             ---------------------
                  ficially          (8)  Shared Voting Power
                  Owned by
                  Each Report-      (9)  Sole Dispositive Power          527,025
                  ing Person                                     ---------------
                  With              (10) Shared Dispositive Power

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         527,025
          ----------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13)  Percent of Class Represented by Amount in Row (11)
                                                                            4.4%
          ----------------------------------------------------------------------

     14)  Type of Reporting Person (See Instruction)
                                                                              IN
          ----------------------------------------------------------------------



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CUSIP No. 50157201                                                   Page 3 of 4

ITEM 1.  SECURITY AND BACKGROUND

Common Stock, $.0001 par value per share

Kyto BioPharma Inc.
3801 PGA Blvd. Suite 802
Palm Beach Gardens FL 33407


ITEM 2.  IDENTITY AND BACKGROUND

This statement is a single filing of Jean-Luc Berger, a Canadian citizen, residing at 207 Robert Hicks Drive, Toronto ON M2R 3R3. Dr. Berger is a Director and Officer of Kyto BioPharma Inc. During the last five years, Dr. Berger has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock beneficially owned by Jean-Luc Berger were granted by Kyto BioPharma Inc. to the reporting person as founding shares and a fee for his service as an officer of the Issuer.

ITEM 4.  PURPOSE OF THE TRANSACTION

The reporting person filing this statement does not have any present plans or proposals which relate to or would result in:

a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities;
b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;
c) A sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;
d) Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e) Any material change in the present capitalization or dividend policy of the issuer;
f)   Any other material change in the issuer's business or corporate structure;
g) Changes in the issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;





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CUSIP No. 501572101                                                  Page 4 of 4


h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
j)   Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Dr. Berger, by virtue of his position office and security holding, is the beneficial owner of 527,025 shares of Common Stock, or 4.4%.

No transactions in shares of Common Stock of the issuer were effected by the reporting person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                             /s/ Jean-Luc Berger
Dated: June 2, 2005                          -----------------------------------
                                                                 JEAN-LUC BERGER